United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2016
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

U S PHYSICAL THERAPY INC /NV
Full Name of Registrant
n/a
Former Name if Applicable
1300 West Sam Houston Parkway, Suite 300
Address of Principal Executive Office (Street and Number)
Houston, Texas 77042
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file the subject report in a timely manner because the registrant was not able to timely complete its restatements of certain historical consolidated financial statements without unreasonable effort or expense.

As disclosed in the Current Report on Form 8-K, Item 4.02 (a), filed March 16, 2017, in connection with the preparation of the Company’s 2016 annual financial statements, it was determined that the Company’s historical accounting for redeemable non-controlling interests of acquired partnerships was incorrect due to the fact that those partnership agreements contain a provision that makes the non-controlling interests mandatorily redeemable and, thus incorrectly classified. This error did not affect any of the Company’s de novo partnership agreements as those agreements do not contain a redemption feature. Management has concluded that this error was the result of a material weakness in internal controls over financial reporting as it relates to this issue and that, as a result, internal control over financial reporting is ineffective. More specifically, the Company’s controls related to accounting for and reporting non-controlling interests were not designed effectively to detect this error. The error will require the restatement of previously issued financial statements.

The Company’s board of directors has concluded on March 15, 2017, that its consolidated financial statements and related footnotes for the years ended December 31, 2015 and 2014, and all quarters within 2014 and 2015 should no longer be relied upon and the first three quarters of 2016 should no longer be relied upon.

The Company, in its upcoming Annual Report on Form 10-K for the year ended December 31, 2016, intends to correct its consolidated financial statements for the affected years, which will include a cumulative adjustment to the beginning balances as of January 1, 2014, primarily in retained earnings, additional paid-in capital and non-controlling interests in the consolidated statements of equity. In addition, any prior year information within footnotes, including quarterly data affected by this correction, will be restated within the 2016 Annual Report. Further, the Company will include a “Selected Financial Data” table that will present restated numbers for any affected periods. Based on the information regarding prior years that the Company intends to include in its 2016 Annual Report on Form 10-K, the Company does not intend to file amendments to any prior Annual Reports on Form 10-K or any Form 10-Qs for periods through September 30, 2016.

The accounting error has caused the Company to be in technical violation of its Amended Credit Agreement dated December 5, 2013. The Company is in active discussions with its bank with regards to putting into place the necessary waivers and amendments. If we are unable to obtain the necessary waivers and amendments, as applicable, we would have to seek other financing alternatives and our cash flow may not be sufficient to fund future new clinic development and acquisitions.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Lawrance W. McAfee	713	297-7000
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The correct accounting treatment for mandatorily redeemable non-controlling interests is as follows:

  The previously disclosed accounting error, and the resulting restatement to correct prior period accounting methodology, will be accomplished through non-cash adjustments to previously reported income statements and balance sheet line items. This correction has no impact on current or previously reported cash balances or EBITDA (earnings before interest, taxes, depreciation and amortization). Further, all redemptions of non-controlling interests will continue to be made consistent with historical practices and pursuant to the terms of existing partnership agreements.

  Net revenues and operating income did not change significantly for the quarter and year end December 31, 2016 as compared to the corresponding period of last year; however, net income and EPS will be impacted by the restatement.

  The correction will have the effect of increasing liabilities because certain non- controlling interests previously reported in Redeemable non-controlling interests (temporary equity) and Non-controlling interests (permanent equity) will be reclassified and the value will be adjusted to its then current redemption value in each subsequently issued financial statement. The adjustment to reflect the change in the redemption value will be included on the income statement. At this time, the Company is computing the effects and is unable to quantify the impact on its historical and current financial results.

U.S. Physical Therapy, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	03-16-2017	By /s/	Lawrance W. McAfee	Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).